UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended DECEMBER 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from              to

Commission file number: 000-30517

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Community Bank

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Community Bancshares, Inc.,

4500 Cameron Valley Parkway,

Suite 150,

Charlotte, North Carolina 28211

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Statements of net assets available for benefits December 31, 2007 and 2006

Statement of changes in net assets available for benefits, year ended December 31, 2007

Notes to financial statements

Exhibit Index

23.1	Consent of Independent Registered Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN COMMUNITY BANK 401 (K) PLAN (Name of Plan)

	BY:	AMERICAN COMMUNITY BANK

/s/ Dan R. Ellis, Jr.
Date: June 19, 2008		Dan R. Ellis, Jr.

Senior Vice President and Chief Financial Officer

American Community Bank 401(k)

Profit Sharing Plan

Financial Statements

and

Supplemental Schedules

December 31, 2007 and 2006

And for the

Year Ended December 31, 2007

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants

American Community Bank 401 (k) Profit Sharing Plan

Monroe, North Carolina

We have audited the accompanying statement of net assets available for benefits of the American Community Bank 401 (k) Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Community Bank 401 (k) Profit Sharing Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year and schedule of delinquent deposits of participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina

June 19, 2008

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS

Investments, at fair value
American Community Bancshares, Inc. stock	$173,205	$178,031
Mutual funds	1,743,061	1,445,473
Common collective funds	438,753	246,799
Cash and temporary investments	88,159	62,014
Participant loans	132,502	108,515

	2,575,680	2,040,832

Receivables
Employer	—	3,162
Participant	—	9,900

	—	13,062

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	2,575,680	2,053,894

Adjustments from fair value to contract value for fully benefit-responsive investment contract	(1,196)	3,171

NET ASSETS AVAILABLE FOR BENEFITS	$2,574,484	$2,057,065

See accompanying notes.	Page 2

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2007

2007
ADDITIONS
INVESTMENT INCOME
Interest and dividend income	$5,877
Interest on loans to participants	7,382
Net appreciation in fair value of investments	149,205

162,464

CONTRIBUTIONS
Employer	104,607
Participants’	338,768
Rollovers	112,862

556,237

TOTAL ADDITIONS	718,701

DEDUCTIONS
Benefits paid to participants	186,483
Administrative expenses	14,799

TOTAL DEDUCTIONS	201,282

NET INCREASE	517,419

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	2,057,065

END OF YEAR	$2,574,484

See accompanying notes.	Page 3

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

NOTE A – PLAN DESCRIPTION

American Community Bank 401(k) Profit Sharing Plan is a trusteed defined contribution plan covering substantially all employees of American Community Bank, the plan sponsor (the “Company” or “Employer”), with participation effective upon date of employment. An employee is eligible for Company matching contributions after 1,000 hours of service within 12 consecutive months of employment and having attained the age of 21. Annual employer profit sharing contributions are at the sole discretion of the Company.

The Plan is administered by the third party administrator as appointed by the Company’s Board of Directors. Plan assets are held in a trust fund, and transactions are executed therein by the trust department of FISERV, Inc.

Profit sharing contributions to the Plan are allocated to the individual participant’s account in the proportion that each participant’s annual compensation bears to the total annual compensation of all participants.

The Plan also has a 401(k) feature. Participants may contribute a portion of their compensation to the Plan. These contributions are fully vested at the time of the contribution and the participants can select from twenty two options where the contributions are to be invested. The Company matches contributions of up to 3% of each employee’s salary. Matching contributions of $104,607 were made during the year ended December 31, 2007.

Investment income or loss is allocated to the individual participant’s account in the proportion which the account of each such participant bears to the total of the accounts of all participants.

The Plan also allows participant loans. The minimum amount participants may borrow from the Plan is $500 with a maximum of 50% of the participant’s account balance. All loans are secured by the participant’s vested balance and bear interest at a rate comparable to interest rates charged on secured personal loans. The interest rates varied from 4.25% to 7.25% at December 31, 2007. Loan repayments must be amortized in level payments, not less frequently than every pay period, over a period not extending five years from the date of the loan.

Active employees participating in the Plan at age 59 1/2 are permitted to withdraw up to 100% of their account balance in order to take advantage of other investment opportunities.

Upon termination of the Plan or upon complete discontinuance of contributions under the Plan, the rights of all participants to the amounts credited to the participants’ accounts are nonforfeitable, and upon the occurrence of either of such events, the assets of the trust shall be administered and distributed to the participants and the beneficiaries at such time or times and in such nondiscriminatory manner as is determined by the committee to be consistent with Employee Retirement Income Security Act of 1974 and its related regulations (ERISA).

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

NOTE A – PLAN DESCRIPTION (Continued)

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer’s matching and discretionary contributions and earnings thereon is based on years of service as follows:

Vesting

	Years of service
	Less than 2	2	3	4	5	6 or more
Percent vested	0%	20%	40%	60%	80%	100%

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeitures are used to pay Plan administrative expenses and/or reduced employer match. Total forfeitures were $2,905 for the year ended December 31, 2007. The Plan has not yet determined the use of the forfeitures from 2007.

Recent Accounting Pronouncements

The Plan has adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position (“SOP”) No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

In September 2006, the FASB issued Statement on Financial Accounting Standards (“SFAS”) No. 157 Fair Value Measurement. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS No. 157 will have a material impact on the financial statements, although additional disclosures will be required.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in temporary investments and corporate stocks are carried at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. For investments in common collective funds, fair value represents the Plan’s proportionate share of the total fair value of the securities in the common collective funds. Loans to participants are secured and are valued at cost plus accrued interest, which approximates fair value.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of the Plan’s interest in a stable value common collective trust fund is based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contract. An investment contract is generally valued at contract value rather than fair value, to the extent that it is fully benefit-responsive. Therefore, there is an adjustment from fair value to contract value on the Statement of Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its benefit-responsive investment contract, for which the appreciation or depreciation in the contract value is included.

Expenses

Administrative expenses are paid by the Plan, as provided in the plan agreement.

Payment of Benefits

Benefits are reported when paid.

Plan Termination

Although there is no intention to do so, the Plan can be terminated at any time by the Company. If terminated, the rights of all affected participants to the amounts credited to such participants’ accounts shall be non-forfeitable and the assets of the Plan shall be administered and distributed to the participants and beneficiaries at such time and in such nondiscriminatory manner as prescribed by ERISA and its related regulations.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

NOTE C – INCOME TAX STATUS

The Plan obtained its latest determination letter in July 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D – INVESTMENTS

Investments held by the Plan at December 31, 2007 and 2006, are summarized in the following tables. Investments that represent 5% or more of the Plan’s net assets and investments with companies who are known to be a party-in-interest to the Plan are separately identified.

	2007		2006
Investments at fair value as determined by quoted market price

Corporate stocks
American Community Bancshares, Inc. stock*	$173,205		$178,031

Common collective funds
MetLife Stable Value Fund	274,799		200,340
Other	163,954	**	46,459	**

	438,753		246,799

Mutual funds
DFA Emerging Markets Value Fund	170,621		114,097
T Rowe Price Total Equity Market Index Fund	282,123		217,901
T Rowe Price Real Estate Fund	94,720	**	154,164
Vanguard Specialized Energy Fund	283,646		197,938
Vanguard Inflation Protected Securities Fund	222,852		210,038
Dodge and Cox International Stock Fund	277,695		208,806
DFA US Small Cap Value Fund	123,195	**	111,300
Other	288,209	**	231,229	**

	1,743,061		1,445,473

Cash and temporary investments*	88,159	**	62,014	**

Investment at cost plus accrued interest, which approximates market value

Participant loans*	132,502		108,515

	$2,575,680		$2,040,832

*	Party-in-interest to the Plan.
**	Investments that individually do not represent 5% or more of the Plan’s net assets.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

NOTE D – INVESTMENTS (Continued)

The following presents detail of the net appreciation in fair value of investments for the year ended December 31, 2007. Amounts include realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its fully benefit-responsive investment contract (MetLife Stable Value Fund), for which the appreciation or depreciation in the contract value is included.

2007
Mutual funds and corporate stock	$136,276
Common collective funds	12,929

$149,205

NOTE E – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST

The Plan is invested in a common collective trust managed by AST Trust Company which invests solely in a managed group annuity contract with Metropolitan Life Insurance Company (“Issuer”), Metlife Stable Managed GAC (Contract #25554). The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contract specifies certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include premature contract termination initiated by the employer and certain other employer-initiated events. The contract limits the circumstances under which the Issuer may terminate the contract. Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract is based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but cannot be less than 0%. Such interest rates are reviewed periodically for resetting. Interest rates will reflect capital market developments, the performance of the separate account assets backing the contract, and the expected and actual contributions and withdrawals of all of the plans participating in the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”). If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. A negative adjustment is reflected in the Plan’s 2007 Statement of Net Assets Available for Benefits in the amount of $1,196.

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

NOTE E – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST (Continued)

The average yields of the guaranteed investment contract are as follows for the year ended December 31, 2007:

2007
Based on actual earnings	6.17%
Based on interest rate credited to participants	4.67%

The following table reconciles the fair value of the fully benefit-responsive investment contract with its contract value as of December 31, 2007 and 2006:

	2007	2006
Fair value	$274,799	$200,340
Adjustment from fair value to contract value	(1,196)	3,171

Contract value	$273,603	$203,511

NOTE F – RELATED-PARTY TRANSACTIONS

As of December 31, 2007 and 2006, the Plan has invested in 18,061 and 16,126 in shares of common stock of American Community Bancshares, Inc (ABCA) with a fair value of $173,205 and $178,031, respectively. Certain plan investments include cash and money market accounts of the trustee and therefore qualify as party-in-interest. Also see Note D.

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$2,574,484	$2,057,065
Less: Contributions receivable at end of year	—	(13,062)

Net assets available for benefits per Form 5500	$2,574,484	$2,044,003

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

The following is a reconciliation of contributions per the financial statements to the Form 5500:

2007
Contributions per financial statements	$556,237
Less: Contributions receivable at end of year	—
Plus: Contributions receivable at beginning of year	13,062

Contributions per Form 5500	$569,299

SUPPLEMENTAL SCHEDULE

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4a - DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

Plan Number 001 Employer Identification Number 56-2073258

December 31, 2007

Participant Contributions of the Current Plan Year Not Deposited Into the Plan Within the Time Period Described in 29CFR 2510.3-102	$9,992
Plus: Delinquent Deposits of Prior Year Participant Contributions Not Corrected Prior to the Current Plan Year	—

Total Delinquent Participant Contributions (Line 4a of Schedule H)	9,992

Less: Amount Fully Corrected Under the DOL’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent Deposits of Participant Contributions Constituting Nonexempt Prohibited Transactions	$9,992

*	Of this amount $9,992 has been corrected outside the VFC Program.

See accompanying notes.	Page 12

AMERICAN COMMUNITY BANK 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number 001 Employer Identification Number 56-2073258

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Cash and temporary investments		X	$88,159

	Corporate stocks
*	American Community Banchares, Inc.	Common Stock	X	173,205

	Common collective funds
	MetLife Stable Value Fund	Common collective trust fund	X	273,603
	Multi-Dimensional Perform	Collective investment funds	X	30,689
	Multi-Dimensional Power	Collective investment funds	X	89,364
	Multi-Dimensional Preserve	Collective investment funds	X	35,632
	Multi-Dimensional Protect	Collective investment funds	X	8,269

				437,557

	Mutual funds
	DFA Emerging Markets Value Fund	Mutual Fund	X	170,621
	DFA US Small Cap Value Fund	Mutual Fund	X	123,195
	Dodge and Cox International Stock Fund	Mutual Fund	X	277,695
	T. Rowe Price Real Estate	Mutual Fund	X	94,720
	T. Rowe Price Total Equity Market Index Fund	Mutual Fund	X	282,123
	Vanguard Admiral Fund	Mutual Fund	X	29,623
	Vanguard Specialized Energy Fund	Mutual Fund	X	283,646
	Vanguard Inflation Protected Securities Fund	Mutual Fund	X	222,852
	Vanguard Strategic Equity Fund	Mutual Fund	X	35,780
	Vanguard Target Retirement 2005 Fund	Mutual Fund	X	8,394
	Vanguard Target Retirement 2015 Fund	Mutual Fund	X	115,736
	Vanguard Target Retirement 2025 Fund	Mutual Fund	X	46,860
	Vanguard Target Retirement 2035 Fund	Mutual Fund	X	27,479
	Vanguard Target Retirement 2045 Fund	Mutual Fund	X	420
	Vanguard Target Retirement Income Fund	Mutual Fund	X	23,917

				1,743,061

*	Participant loans	4.25% - 7.25% due 2008-2013	—	132,502

				$2,574,484

*	Party-in-Interest to the Plan.
X	Cost omitted for participant directed investments

See accompanying notes.	Page 13